March 20, 2018

[Via EDGAR]

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE 100

Washington, DC 20549

Re:                             Halcón Resources Corporation

Registration Statement on Form S-4

Filed March 20, 2018

Ladies and Gentlemen:

This letter supplements the Registration Statement on Form S-4 (the “Registration Statement”) of Halcón Resources Corporation (the “Issuer”) and the additional registrant guarantors named therein (collectively with the Issuer, the “Registrants”), with respect to an offer to exchange (the “Exchange Offer”) up to $200,000,000 aggregate principal amount of the Issuer’s unregistered 6.75% Senior Notes due 2025, issued on February 15, 2018 (the “Old Notes”), for a like principal amount of new 6.75% Senior Notes due 2025 with terms identical to the Old Notes but which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), and will not contain restrictions on transfer, registration rights or provisions for payment of additional interest in case of non-registration (the “New Notes”). In connection with the Registration Statement, the Issuer hereby confirms and represents as follows:

1.                 The Registrants are registering the Exchange Offer in reliance on the position and representations of the staff of the Securities and Exchange Commission (the “Commission”) set forth in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (collectively, the “No Action Letters”).

2.                 The Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware that, if such person is tendering Old Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the New Notes, such person (i) cannot rely on the Commission’s position enunciated in the No Action Letters or interpretative materials to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing

1000 Louisiana Street, Suite 1500

Houston, Texas 77002

(T) 832-538-0300 / (F) 832-538-0220

the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3.                 The Registrants will make each person participating in the Exchange Offer aware that any broker-dealer that will receive New Notes for its own account in exchange for any Old Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

4.                 Neither the Registrants nor any of their respective affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the New Notes.

5.                 The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions, in substantially the form set forth below:

•               if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer, provided that, by so acknowledging and by delivering a prospectus, such exchange offeree will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act; and

•               if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer confirms that it has not entered into any arrangement or understanding with any of the Registrants or any of their respective affiliates to distribute the New Notes.

6.                 Part III of the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2017 incorporates by reference portions of the Issuer’s definitive proxy statement for its 2018 Annual Meeting of Stockholders, which proxy statement the Issuer acknowledges has not yet been filed with the Commission. Accordingly, the Issuer will not request that the Registration Statement be declared effective until after the Issuer has filed its definitive proxy statement for the 2018 Annual Meeting of Stockholders, containing the information required by Part III of Form 10-K, with the Commission. The Issuer expects to file its definitive proxy statement with the Commission on or around April 5, 2018.

If any additional supplemental information is required by the Commission, please feel free to contact the undersigned at (303) 802-5538 or William T. Heller IV of Mayer Brown LLP, whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Sincerely,

/s/ David S. Elkouri
David S. Elkouri
Executive Vice President and Chief Legal Officer

cc:                                William T. Heller IV, Mayer Brown LLP